EARLYBIRDCAPITAL, INC.
275 Madison Avenue
New York, New York 10016

_____________ ___, 2011

Universal Business Payment Solutions Acquisition Corporation
Radnor Financial Center
150 North Radnor-Chester Road, Suite F-200
Radnor, PA 19087

Gentlemen:

This is to confirm our agreement whereby Universal Business Payment Solutions Acquisition Corporation (“Company”) has requested EarlyBirdCapital, Inc. (“EBC”) to assist it in connection with the Company’s consummation of a merger, share exchange, asset acquisition, stock purchase, plan of arrangement, recapitalization, reorganization or similar business combination (in each case, a “Business Combination”):

1.	Agreement Regarding Transactions

(a)           EBC will, if requested by the Company, advise and assist the Company in analyzing potential target businesses with which the Company may consummate its initial Business Combination as well as structuring the terms of its initial Business Combination and negotiating the terms of the letter of intent and/or definitive agreement relating to such Business Combination.  If requested by the Company, EBC will participate directly in negotiations, review marketing plans and projections of the target business, analyze and advise on the financial implications of the transaction and prepare and make presentations to the Company’s Board of Directors.  It is understood that the Company will be under no obligation to enter into a letter of intent and/or definitive agreement for a Business Combination and it will be within the Company’s rights to decline any offer made in connection with a potential Business Combination.

(b)           As compensation for the foregoing engagement, regardless of whether the Company requests EBC’s advice or assistance in connection with any potential Business Combination, the Company will pay EBC a cash fee in an amount equal to Two Million and Seventy Thousand Dollars ($2,070,000).  All fees payable hereunder are due and payable to EBC, by certified check or wire transfer, at the closing of the Company’s initial Business Combination.  If a proposed initial Business Combination is not consummated for any reason, no amounts shall be due or payable to EBC hereunder.  Unless otherwise agreed to by EBC, (i) the fee payable hereunder shall be paid to EBC directly from the proceeds held in the Company’s trust account established in connection with its initial public offering and (ii) the Company shall instruct the trustee overseeing such trust account to deliver the fee to EBC simultaneously with the release of the remaining funds from such trust account.

2.	Expenses

The Company shall reimburse EBC for all reasonable, documented, out-of-pocket costs and expenses incurred by EBC directly in connection with the performance of its services hereunder.

3.	Use of Name and Reports

Unless required by applicable law or regulation, use of EBC’s name in annual reports or any other reports of the Company or press releases issued by the Company shall require the prior written approval of EBC, which shall not be unreasonably withheld.

4.	Status as Independent Contractor

EBC shall perform its services as an independent contractor and not as an employee of the Company or affiliate thereof.  It is expressly understood and agreed to by the parties that EBC, and any individual or entity that EBC shall employ in order to perform its services hereunder, shall have no authority to act for, represent or bind the Company or any affiliate thereof in any manner, except as may be expressly agreed to by the Company in writing from time to time.

5.	Entire Agreement

This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect thereto. This Agreement may not be modified or terminated orally or in any manner other than by an agreement in writing signed by the parties hereto.

6.	Notices

Any notices required or permitted to be given hereunder shall be in writing and shall be deemed given when mailed by certified mail or private courier service, return receipt requested, addressed to each party at its respective addresses set forth above, or such other address as may be given by either party in a notice given pursuant to this Section 6.

7.	Successors and Assigns

This Agreement may not be assigned by either party without the written consent of the other.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and, except where prohibited, to their successors and assigns.

8.	Non-Exclusivity

Nothing herein shall be deemed to restrict or prohibit the engagement by the Company of other consultants providing the same or similar services or the payment by the Company of fees to such parties.

9.	Applicable Law

This Agreement shall be construed and enforced in accordance with the laws of the State of New York applicable to contracts formed and to be performed entirely within the State of New York, without regard to the applicability or effect of conflicts of law principles or rules thereof, to the extent such principles would require or permit the application of the laws of another jurisdiction.

10.	Arbitration

In the event of any dispute under this Agreement, then and in such event, each party hereto agrees that the dispute shall be submitted to the International Arbitration Rules of the American Arbitration Association (“AAA”).  The arbitration shall be brought before the AAA International Center for Dispute Resolution’s offices in New York City, New York, will be conducted in English and will be decided by a panel of three arbitrators selected from the AAA Commercial Disputes Panel and that the arbitrator panel’s decision shall be final and enforceable by any court having jurisdiction over the party from whom enforcement is sought.  The cost of such arbitrators and arbitration services, together with the prevailing party’s legal fees and expenses, shall be borne by the non-prevailing party or as otherwise directed by the arbitrators.

If the foregoing correctly sets forth the understanding between EBC and the Company with respect to the foregoing, please so indicate your agreement by signing in the place provided below, at which time this letter shall become a binding contract.

EARLYBIRDCAPITAL, INC.

By:
Name:
Title:

AGREED AND ACCEPTED BY:

UNIVERSAL BUSINESS PAYMENT SOLUTIONS ACQUISITION CORPORATION

By:
Name:
Title:

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